

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

<u>Via U S Mail and FAX [(610) 828-3708]</u>

Randy H. Thurman
President and Chief Executive Officer
CardioNet, Inc.
227 Washington Street
Conshohocken, Pennsylvania 19428

> **Re: CardioNet, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on February 23, 2010**
> **File No. 001-33993**

Dear Mr. Thurman:

We have reviewed the information and proposed disclosures filed on July 12, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please response to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Management Discussion and Analysis

Reimbursement, page 49

1.   We refer to your response to comment 1. Since the annual impact of the reimbursement
        rate reduction is expected to be significant to your operations, in future filings please
        disclose the information about the expected impact similar to what you have included in
        your response. In addition, please address your plan to replace the lost revenues and
        discuss the components of your specific cost reduction efforts.

Goodwill and Acquired Intangible Assets, page 52

2.   We refer to your response to comment 2. Please tell us how much of your goodwill
        relates to your MCOT services. If significant amounts of goodwill relate to the MCOT
        services clarify how you adjusted the forecasted revenue for the significant reduction in
        the reimbursement rate for your MCOT services. In addition, please tell us your results of
        step one and step two of your goodwill impairment analysis.

Results of Operations

Years Ended December 31, 2009 and 2008

3.   We refer to your response to comment 3. We also see the disclosures in Note 2. Please
        explain to us why you have not provided an MD&A discussion of the reason for the
        significant increase in the provision for bad debt expense in fiscal years 2009 and 2008.
        In addition, please clarify your reference in the response that the bad debt issue is partly
        attributable to the billing and collections practices stemming from the Company's
        "entrepreneurial past." Please tell us the reason that you have rebilled 100% of the net
        receivables over 120 days and whether you expect to be successful in collecting these
        amounts.

Note 2. Accounts Receivable and Allowance for Bad Debt, page 69

4.   We refer to your response to comment 5. Please clarify why your allowance would be
        approximately 35% of accounts receivable at December 31, 2009 and 40% at March 31,
        2010, and quantify the amount of the allowance/bad debts that relates to implementation
        of the new CPT code at the beginning of fiscal 2009. Explain to us why the change in the

code would result in an increase in uncollectible accounts receivable. In addition, please tell us your billing practices and how you determine that you have recorded accounts receivable and revenues at estimated net realizable value. Please also tell us whether the billings for your services are based on contractual reimbursement rates with all third party payors and if so, explain the reason that it would be necessary to maintain an allowance for doubtful accounts at such a high level and record significant amounts to bad debt expense each period. If you have recorded revenue for your products and services at the contractual reimbursement rate as indicated in Note 2 on page 71 tell us why you would have significant bad debt expense each period.

5.   In addition, we note that 29% of your receivables at December 31, 2009 are more than a year past due. Please tell us whether you believe that these amounts are collectible and how you determine when they should be written-off as uncollectible.

6.   We note the discussion in your response to comment 5 of operational challenges and operational inefficiencies that impacted your collection efforts and resulted in an increase in bad debt expense. In addition, we note the discussion in response 3 that the "bad debt issue" is partly attributable to your billing and collections practices. Please explain to us how you considered these matters in your assessment of the effectiveness of your internal controls over financial reporting in Item 9A. of your filing. Tell us how you considered whether these issues represent material weaknesses in internal control.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 on other comments. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief